
Aladdin
Bank Your Hustle!

Darlington Onyeagoro · 2nd

Co-founder/CEO at Aladdin Digital Bank

Nigeria · Contact info

3,756 followers · 500+ connections

Aladdin Digital Bank

Federal University of Technology Owerri

Experience

Co-founder/CEO

Aladdin Digital Bank · Full-time

Jul 2020 – Present · 1 yr 7 mos

Lagos, Nigeria

Aladdin is Africa's first community based super App which is designed to support her economy.

80% of Africa's economy is powered by Gig workers and SMEs who today are beginning to migrate their businesses and services on-line but are using several apps (with fragmented solutions) to run their business.

Aladdin is changing all that by providing them with an Ecosystem of every solution ...see more

Founder/Advisor

Blacklistng · Full-time

Apr 2019 – Present · 2 yrs 10 mos

Lagos, Nigeria

The blacklist is an alternative database for chronic debtors and fraudulent people as reported by verified Online lending firms (Fintechs). Any verified Fintech in Nigeria is free to upload a list of their debtors or business associates, employees or customers that have defrauded them. ...see more

MD Okash Nigeria

Opera Software AS · Full-time

May 2018 – Feb 2020 · 1 yr 10 mos

Lagos, Nigeria

Please note that Opay is a sister company to Opera and so at some point I served as MD for Okash under Opera and at the same time as Director for different roles under Opay. I was among the 6 pioneer Directors for Opera and Opay's businesses in Nigeria.

...see more

OPay

9 mos

Director of Operations and Procurement (Oride)

Full-time

May 2019 – Jul 2019 · 3 mos

Lagos, Nigeria

I worked with the Oride Beijing team to launch Oride (the bike hailing arm of Opay) in Nigeria. Worked with relevant teams to procure and assemble over 10,000 bikes, recruit first set of riders and ensured all materials needed for launch was made available

Director of Operations (OFood)

Full-time

Jan 2019 – Apr 2019 · 4 mos

Lagos, Nigeria

Designed operational modalities and plan for the launch of OFood platform that aggregates thousands of restaurants and connects them to millions of Opay app users.

Show 1 more role

Primera Africa Finance Group
1 yr 11 mos

Head, Product & Strategy Development
Full-time
Feb 2018 – Apr 2018 · 3 mos
Victoria Island, Lagos

Lead the Strategy and product design team

Senior Product Development Manager
Full-time
Jun 2016 – Jan 2018 · 1 yr 8 mos
Lagos, Nigeria

. Product conceptualisation and design
• Strategic planning content development
• Business intelligence & Analysis
• Project management ...see more

Show 3 more experiences

Education

Federal University of Technology Owerri
Engineer's Degree, Mechanical Engineering, 2nd Class Upper Division
1999 – 2004
Activities and Societies: The Tutorial Club

Facilitate training on behalf of peers and Junior level undergraduates

Volunteer experience

Diamond Bank CSR Initiative Facilitator
Diamond Bank Plc
Aug 2013 – Present • 8 yrs 6 mos
Education

Facilitated a learning module on the "Gains of Entrepreneurship" at Skills Development in Lagos. It was wonderful training young people on the basics of financial prudence and investment opportunities available in Nigeria whilst emphasizing the "Power of One Idea".